May 13, 2005

Joseph A. Cosio-Barron, Esq.
President
Consumer Direct of America
Las Vegas, Nevada

RE:	Ocean West Holding Corporation
	Preliminary Information Statement filed April 29, 2005
	File No. 0-49971

Dear Mr. Cosio-Barron:

Because Consumer Direct of America controls Ocean West Holding Corporation, I am directing our comments regarding the above referenced filing to you. I have reviewed the above referenced document and have the following comments. Please file Revised Preliminary Information Statement in response with these comments. We may have further comment based upon your responses.

Information Statement
General

1. Item 1 of Schedule 14C states, in part: "Furnish the
information
called for by all of the items of Schedule 14A of Regulation 14A
....
which would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the meeting. Notes A, C, D, and E to Schedule 14A are also applicable to
Schedule 14C."

   It would appear that additional disclosure consistent with Items
11-14 of Schedule 14A is appropriate.

InfoByPhone, Inc.

2. Please expand the disclosure to include all material information, including audited financial statements and unaudited interim period financial statements, regarding InfoByPhone, Inc.

Ocean West Enterprises, Inc.

3. We note your statement at the end of the first paragraph of the "To the stockholders..." letter that "In addition, the Board of Directors of the Company has approved the spin off (sic) our operating subsidiary Ocean West Enterprises, Inc. (the "Subsidiary")." Please expand the Information Statement disclosure regarding this spin off. We may have further comment based upon your response.

IBP Private Equity Offering
4. Supplementally, please provide us with the IBP private equity offering documents.
5. In addition, please provide us with details private equity offering.
6. We note your statement that "As a result of such financing by IBP and its issuance of up to 6,666,666 shares of its common stock in connection therewith, we will issue up to 6,666,666 additional shares of our common stock at the Closing to IBP stockholders which may result in a total share exchange of 12,666,666 shares of common stock at Closing." Please advise regarding the details of this additional transaction element.
7. We note your statement that "We believe that the Transaction will increase the total value of the Company to our investors." Please provide the basis for this statement, including but not limited to, pro forma financial statements, book value calculations, EPS calculations, Discounted Cash Flow Analysis, and all other material valuation methodologies employed by the Board. We may have further comment based upon your response.

Item 14. Mergers, Consolidations, Acquisitions and Similar
Matters-
Schedule 14A

8. Please expand your disclosure regarding the Transaction to comply with Item 14 of Schedule 14A.

Background of the Transaction
9. Please add a new section to the Information Statement regarding the background of the Transaction. Add details regarding the chronology, individuals involved, management and director involvement, negotiations, retention of professionals to assist in transaction, and all other material background information.


The Boards` Reasons for Engaging in the Transaction

10. Please add a new subsection to the Information Statement regarding the Board`s reasons for engaging in the Transaction. Specifically identify all material factors considered by the Board in determining to engage in the transaction. In addition, briefly summarize the Board`s analysis of each material factor. We may have further comment based upon your response.

Tax-free Reorganization

11. We note your statement that "The Transaction is expected to be treated as a tax-free reorganization for federal income tax purposes." Supplementally, please identify the tax professional that is providing this tax opinion as well as providing us with a copy of that opinion.

Registration of up to 12,666,666 shares of common stock

12. We note that you may issue up to 12,666,666 shares of common stock to IBP in the Transaction. It would appear that these shares are unregistered and therefore restricted securities. Please advise regarding this situation. We may have further comment based upon your response.

If you have any questions regarding these comments please call me at
(202) 551-3417.

							Sincerely,


							Barry McCarty
							Senior Counsel